Filed by: Science Applications International Corporation.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Supplemental Questions & Answers

The following questions and answers are provided for your convenience and briefly address some commonly asked questions about our proposed merger, initial public offering and special dividend. In this Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we sometimes refer to the common stock of Science Applications International Corporation as “Old SAIC common stock,” and when the distinction is important, “class A common stock” and “class B common stock.” We also sometimes refer to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

Updated July 25, 2006
On May 8, 2006, we provided amended and restated Supplemental Q&A that updated and superseded the prior Q&As previously posted.
The First Supplement to the amended and restated Supplement Q&A filed July 25, 2006 amends 20 of the questions and answers we provided in our previous amended and restated Supplemental Q&A and adds three new questions and answers.
Additional Supplemental Q&A (Questions 136-138) are now available.
Overview of the Transactions
• Q1. What transactions do we intend to complete?
• Q2. Why are we pursuing these transactions?

• Q3. Why are we pursuing these transactions now?
• Q4. Did we consider any other options besides the IPO?
• Q5. How will the merger and the IPO affect our corporate structure?
• Q6. Will our new corporate structure affect the way we conduct business?
• Q7. How will the IPO affect our employee ownership culture?
• Q8. Will our relationships with customers, suppliers and employees change?
• Q9. Will our executive officers or the members of our board of directors change as a result of these transactions?
• Q10. Does management still think employee ownership is important?

The Merger

• Q11. What does the merger entail and why are we merging with one of our subsidiaries?
• Q12. What will I be entitled to receive in the merger? Updated 25 July 2006

•      Q13. Why will I receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

• Q14. Why do the holders of class B common stock receive more shares than the holders of class A common stock?
• Q15. What are the U.S. tax consequences of the merger? Updated 25 July 2006
• Q16. Do I have appraisal rights?

•      Q17. If I submitted my proxy or voting instructions for the special meeting originally scheduled for December 16, 2005, do I need to submit a new proxy or voting instructions for the upcoming special meeting? Updated 25 July 2006

• Q18. What happens if the stockholders do not adopt the merger agreement?
• Q19. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

The Initial Public Offering

• Q20. What is an IPO?
• Q21. How and when will we complete our IPO?
• Q22. What impact will the Greek Olympic contract have on the timing for completion of the IPO? Updated 25 July 2006
• Q23. How will the IPO price be determined?
• Q24. Where will the new common stock be traded?
• Q25. How much stock are we selling to the public?
• Q26. How was the size of the IPO determined?
• Q27. What are the risks to my investment associated with the IPO?
• Q28. Who do we expect will buy shares in the IPO?
• Q29. Will our employees, officers or directors be given an opportunity to buy stock in the IPO?
• Q30. What will we do with the proceeds from the IPO? Updated 25 July 2006

The Special Dividend

• Q31. What is a dividend?
• Q32. Why do we plan to pay a special dividend?
• Q33. What is the amount of the special dividend? Updated 25 July 2006
• Q34. How will the amount of the dividend be determined?

• Q35. What will be the record date for purposes of determining stockholders entitled to receive the special dividend?
• Q36. When will the special dividend be paid?
• Q37. What are the U.S. tax consequences of the special dividend?
• Q38. What will our dividend policy be after the IPO?

The New Class A Preferred Stock

• Q39. What are the differences between the new class A preferred stock and the new common stock?
• Q40. Why do the public investors receive a different class of stock than our existing stockholders?
• Q41. What must I do to get my new class A preferred stock? Updated 25 July 2006
• Q42. What will happen to our right of first refusal and right to repurchase your stock?
• Q43. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•      Q44. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

Transfer Restrictions

• Q45. Will I be able to sell or transfer my new class A preferred stock immediately?
• Q46. Who is a “permitted transferee”?
• Q47. Why will the sale of my stock be restricted?
• Q48. Will any additional transfer restrictions apply to our directors and executive officers? Updated 25 July 2006

• Q49. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

Stock Transactions

• Q50. Can I buy or sell shares in the limited market before the IPO? Updated 25 July 2006
• Q51. Will Bull, Inc. continue to maintain a limited market after the IPO?
• Q52. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?
• Q53. Will I be able to buy more shares in the public market?

IPO related Q&A

•      Q54. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC announced in December 2005 that the special stockholders meeting and planned IPO would be postponed? Updated 25 July 2006

• Q55. What are some of the important events associated with the IPO? When do we expect them to be completed? Updated 25 July 2006
• Q56. How will stockholders be informed of the new date for the special stockholders’ meeting to approve the IPO related proposals?
• Q57. If the merger is approved, when will it be effective?
• Q58. Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor?
• Q59. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease?

Employee Benefits Q&A

• Q60. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

•      Q61. Given the superior voting rights of new class A preferred stock, will we contribute new class A preferred stock to our benefit plans and qualified retirement plans, such as the proposed 2006 Equity Incentive Plan and the SAIC Retirement Plan?

Retirement Plans Q&A

• Q62. How do I determine the number of shares I hold through my accounts in the SAIC retirement plans?

•      Q63. After the merger and the IPO, will the new class A preferred stock held in the SAIC Retirement Plan and the AMSEC 401(k) Plan be subject to transfer restrictions? If so, will these transfer restrictions prohibit me from reallocating investments in my plan account after the merger and the IPO?

• Q64. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 25 July 2006
• Q65. How will the value of SAIC stock be determined for purposes of conducting the private retirement plan trades?
• Q66. Can I request an in-kind distribution from the SAIC Retirement Plan before the dividend record date and IPO? Updated 25 July 2006

•      Q67. In December, SAIC provided Q&As regarding in-kind distributions from its qualified plans and associated put rights. Were these in-kind distribution and put rights developed in connection with the proposed IPO and merger?

• Q68. Will we continue to make annual contributions to the SAIC Retirement Plan after the merger and the IPO?
• Q69. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

•      Q70. Can I still request loans, hardship withdrawals or distributions from the SAIC Retirement Plan or the AMSEC 401(k) Plan before the merger and the IPO? What about during the transfer restriction periods?

• Q71. Will the merger or the IPO impact the vesting schedule of my outstanding vesting stock or options?

Stock Bonus and Option Q&A

• Q72. Will the merger or the IPO affect when I may exercise my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO?
• Q73. What will happen to my unexercised stock options if my employment or affiliation terminates after the merger and IPO?
• Q74. How will my outstanding stock options be affected by the special dividend?
• Q75. How will my outstanding stock options be affected by the proposed merger?
• Q76. Will the merger or the IPO affect the process I use to exercise stock options?
• Q77. What class of stock will I receive if I exercise my stock options after the merger?
• Q78. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO?

•      Q79. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options? Will the transfer restrictions on the new class A preferred stock limit my ability to use this stock to exercise my stock options and to pay withholding taxes on any gains?

• Q80. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options?

• Q81. After the merger and IPO, will stock be withheld from my stock bonus to pay the U.S. tax withholding related to the stock bonus?
• Q82. Will stock options be transferable after the merger and the IPO?

Special Dividend Q&A

• Q83. How will the special dividend affect the offering price or the market value of SAIC stock?
• Q84. Did we consider paying off some or all of our long-term debt rather than paying a special dividend?
• Q85. Which SAIC securities are entitled to receive the special dividend?
• Q86. Will the special dividend be subject to any vesting requirements?
• Q87. How will the special dividend impact the non-qualified stock deferral plans?
• Q88. How will the special dividend impact the Telcordia 401(k) plan?
• Q89. How will the special dividend be treated under the SAIC Retirement Plan (previously the ESRP and the SAIC 401(k) Plan) or the AMSEC 401(k) Plan?
• Q90. What income tax treatment is SAIC seeking concerning the special dividend payable to the SAIC Retirement Plan? What guidance has SAIC sought from the IRS? Updated 25 July 2006
• Q91. Must the special dividend be distributed to plan participants in order for SAIC to deduct the special dividend payable to the SAIC Retirement Plan?
• Q92. What were some of the other factors SAIC considered in deciding whether to require distribution of the special dividend proceeds to SAIC Retirement Plan participants?
• Q93. How does dividend distribution in cash vs. reinvestment in company stock affect our income tax objectives?

• Q94. How does dividend distribution in cash vs. reinvestment in company stock affect our capital structure objectives?
• Q95. How would dividend reinvestment in company stock through the SAIC Retirement Plan adversely affect the IPO price or subsequent trading and market price of SAIC stock?
• Q96. What diversification and liquidity issues did SAIC consider before deciding to require dividend distribution in cash to plan participants?

•      Q97. Have we received the ruling from the IRS? If not, when will the IRS issue its ruling, and what will the SAIC Retirement Plan do with the proceeds of the special dividend until the IRS completes its review? Updated 25 July 2006

• Q98. What will happen if the IRS rules that payment of the special dividend to the SAIC Retirement Plan likely will not qualify for the tax deduction?

•      Q99. May I rollover the distribution of the special dividend from my SAIC Retirement Plan account into an Individual Retirement Plan (IRA) or other qualified retirement plan to defer the payment of taxes?

• Q100. Will distribution of the special dividend be subject to an early withdrawal penalty or any other extraordinary taxes?
• Q101. Will distribution of the special dividend from my SAIC Retirement Plan accounts subject me to Alternative Minimum Tax (AMT) or additional AMT payments?

Stock Programs Q&A/Bull, Inc.

• Q102. What do I need to do to sell my shares after the merger and the IPO? Will I need to open an account at a new brokerage firm after the merger and the IPO?
• Q103. Will SAIC establish arrangements with any particular brokerage firms?

• Q104. Will I need to pay a commission for stock transactions after the merger and the IPO?
• Q105. Will I have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO? Updated 25 July 2006
• Q106. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?
• Q107. What if I have an outstanding loan under our stock purchase loan program?
• Q108. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?
• Q109. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares? How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?
• Q110. Will anyone at SAIC be available to talk to me or my financial advisor about how the merger and IPO impact my stock and option holdings?
• Q111. Will we make commemorative stock certificates available to our stockholders before or after the IPO?
• Q112. Is the First Time Buyers Program still available?

October Retirement Plans Trade Q&A

• Q113. What are the deadlines related to the retirement plan trade with the company which is currently scheduled for October 27, 2006? Updated 25 July 2006
• Q114. When and how will we determine the price for the stock for the October 2006 trade between the company and the retirement plans? Updated 25 July 2006
• Q115. When can I diversify out of the SAIC Non-Exchangeable Stock Funds in the retirement plans?

2006 Equity Incentive Plan Q&A

• Q116. If the 2006 Equity Incentive Plan is approved, when would it go into effect? Will it replace the 1984 Bonus Compensation Plan and the 1999 Stock Incentive Plan?
• Q117. After the merger and the IPO, will stock awards and options granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share?
• Q118. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock?
• Q119. Will these proposed IRS tax regulations impact options that have already been granted?
• Q120. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final?

Employee Stock Purchase Plan Q&A

• Q121. Is the 2004 ESPP still in effect and will it continue to be available until the proposed IPO? Updated 25 July 2006
• Q122. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP?
• Q123. How often will participants be able to buy stock through the proposed 2006 ESPP?
• Q124. What will be the purchase price at which shares are purchased under the 2006 ESPP? Will there be any holding period imposed with respect to shares acquired under the 2006 ESPP?
• Q125. If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP?

Tax Q&A

• Q126. What are the anticipated tax consequences of the merger and the IPO for foreign stockholders?
• Q127. How will the merger and the IPO impact the tax basis of my stock?
• Q128. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses?
• Q129. How will the special dividend be taxed?
• Q130. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable dividend tax treatment?

•      Q131. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Updated 25 July 2006

• Q132. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock?
• Q133. Will the proposed IPO impact how gains upon exercise of stock options are taxed?

Financial Hardship Q&A

•      Q134. Can I still request loans, hardship withdrawals or distributions from the SAIC Retirement Plan (formerly the 401(k) plan and ESRP) before the merger and the IPO? What about during the transfer restriction periods?

• Q135. Will the transfer restrictions on the new class A preferred stock prevent SAIC from continuing its Financial Hardship Policy on directly held shares after the merger and IPO?

Range of the Special Dividend

• Q136. What is the new range of the special dividend? Added 25 July 2006
• Q137. Why was the range of the special dividend changed? Added 25 July 2006
• Q138. Will the increase in the size of the dividend impact our ability to have enough capital to meet our strategic needs? Added 25 July 2006

Overview of the Transactions

Q1. What transactions do we intend to complete?

A. We intend to complete the following transactions:

•      a merger pursuant to which Old SAIC will become a wholly-owned subsidiary of New SAIC, and each share of outstanding class A common stock will be converted into the right to receive two shares of class A preferred stock of New SAIC and each share of outstanding class B common stock will be converted into the right to receive 40 shares of class A preferred stock of New SAIC

•      an initial public offering, or IPO, of new common stock of New SAIC through which we will raise cash from new investors

•      a special dividend which we will pay to the current stockholders of Old SAIC

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Q2. Why are we pursuing these transactions?

A. We are pursuing these transactions because, after a thorough review of several options, we have determined that an IPO will best address our long-term objectives. The merger is a necessary step for us to take in order to effect our IPO. The IPO will provide us with greater financial flexibility to grow our business. We also believe these transactions enable us to implement our vision and long-term strategy while preserving our core values, and focus on providing an environment where our employees’ entrepreneurial spirit can flourish. Specifically, we believe the IPO is the preferred alternative because it will:

•      Enable us to use our cash and cash flows generated from operations to fund internal growth and growth through acquisitions. Although we had no legal obligation to do so, over the five fiscal years ended January 31, 2006 we used more than $2.4 billion of cash to provide liquidity to our stockholders by purchasing shares in our limited secondary market and in other transactions. We have maintained excess cash to address this ongoing imbalance in our stock system caused by more shares sold by selling stockholders than the number of shares purchased by buyers other than us. In referring to our stock system, we include the issuance, purchase or sale of our common stock in the limited market, as well as the various benefit program and retirement plan transactions. We expect that this significant stock system imbalance, and the related need to maintain excess cash, would continue for the foreseeable future without the IPO. Creating a public market for our common stock will eliminate our use of cash to provide liquidity to our stockholders by repurchasing their shares in the limited market or in other transactions.

•      Provide us with the ability to use our publicly-traded common stock to pursue stock-based acquisitions that otherwise might not be available to us. We intend to continue our disciplined approach to internal investments and acquisitions that support our strategic growth plans.

Our board of directors has carefully studied this question and unanimously believes that creating a publicly traded stock is in the best interests of the company and our stockholders and employees.
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Q3. Why are we pursuing these transactions now?

A. Our senior management and board of directors have determined that our stockholders will be best served by conducting an IPO while the business environment is favorable and our business operations and our balance sheet are strong. If the imbalance in our stock system were to continue, we might be unable to make the necessary investments to support our internal growth and growth through acquisitions.

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Q4. Did we consider any other options besides the IPO?

A. Yes. As we previously communicated to our employees and stockholders, our senior management and board of directors reviewed various alternatives that would enable us to preserve our culture, implement our vision and long-term strategy and address the stock system imbalance. After reviewing our options-including seeking private equity capital, issuing additional long-term debt and various means for increasing employee purchases of our common stock-we have determined that an IPO will best address our needs.

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Q5. How will the merger and the IPO affect our corporate structure?

A. Old SAIC will become a wholly-owned subsidiary of New SAIC, a newly formed company that is named “SAIC, Inc.” The stockholders of Old SAIC and the investors purchasing stock in the IPO will become the stockholders of New SAIC.

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Q6. Will our new corporate structure affect the way we conduct business?

A. The merger and the new corporate structure are necessary for us to complete our IPO. They will not affect our day-to-day business operations, the way we conduct business with our customers or the way we interact with our employees.

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Q7. How will the IPO affect our employee ownership culture?

A. We believe that much of our success can be attributed to our culture of employee ownership and the entrepreneurial spirit and commitment to growing our business it inspires in our employee owners. We do not believe the IPO will change those important aspects of our culture. We expect to sell in the IPO a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO, New SAIC will remain predominantly owned by the existing stockholders. Immediately after the IPO, new class A preferred stock will constitute from 80% to 90% of our outstanding capital stock and substantially all of our voting power. In addition, we will be issuing additional shares of new class A preferred stock and new common stock in the future to our employees, directors and consultants pursuant to our employee benefit plans.

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Q8. Will our relationships with customers, suppliers and employees change?
A. No. A key to our success will continue to be the strong relationships that we maintain with each of these groups and we do not anticipate any changes to these relationships.
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Q9. Will our executive officers or the members of our board of directors change as a result of these transactions?
A. No. We do not anticipate any changes to our executive officers or board of directors as a result of these transactions.

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Q10. Does management still think employee ownership is important?

A. Yes. We believe that stock ownership and our employee ownership culture motivate our employees to strive for our continued success and provide a mechanism for sharing the potential rewards. Following the IPO, we intend to continue providing opportunities to our employees to own our shares through bonuses in stock, stock options, stock contributions to our employee benefit plans and participation in employee stock plans. We also expect to continue our internal stock ownership guidelines.

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The Merger
Q11. What does the merger entail and why are we merging with one of our subsidiaries?

A. In the merger, a wholly-owned subsidiary of New SAIC will merge with and into Old SAIC, and Old SAIC will become a wholly-owned subsidiary of New SAIC. New SAIC’s restated certificate of incorporation will provide us with the capital structure we need to proceed with an IPO. Our board of directors concluded that the merger is the preferred method of achieving this structure.

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Q12. What will I be entitled to receive in the merger? Updated 25 July 2006

A. In the merger, each share of outstanding class A common stock will be converted into the right to receive two shares of new class A preferred stock and each share of outstanding class B common stock will be converted into the right to receive 40 shares of new class A preferred stock. However, we have changed the percentage of shares of series A-1 and series A-2 of new class A preferred stock that you will receive upon exchange of your shares of Old SAIC common stock from the percentages proposed in the original proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting. Under the current proposal, you will receive 20 percent in series A-1 preferred stock, 20 percent in series A-2 preferred stock, 30 percent in series A-3 preferred stock and 30 percent in series A-4 preferred stock (as compared to the allocation proposed in the proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting of 10 percent in series A-1 preferred stock, 30 percent in series A-2 preferred stock, 30 percent in series A-3 preferred stock and 30 percent in series A-4 preferred stock). Also, the transfer restriction period for series A-1 preferred stock has been changed in the current proposal to 90 days from completion of our IPO (as compared to the fixed date of April 1, 2006 proposed for series A-1 preferred stock in the proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting). See Questions 45, 46, 47, 48 and 49 for a description of the transfer restrictions applicable to each series (A-1, A-2, A-3 and A-4) of new class A preferred stock. Under this new proposal, of the shares of new class A preferred stock you receive in the merger:

• 20 percent will be designated series A-1 preferred stock with transfer restrictions expiring 90 days after our IPO
• 20 percent will be designated series A-2 preferred stock with transfer restrictions expiring 180 days after our IPO
• 30 percent will be designated series A-3 preferred stock with transfer restrictions expiring 270 days after our IPO
• 30 percent will be designated series A-4 preferred stock with transfer restrictions expiring 360 days after our IPO

For example, a stockholder holding 1,000 shares of class A common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

• 400 shares of series A-1 preferred stock
• 400 shares of series A-2 preferred stock
• 600 shares of series A-3 preferred stock
• 600 shares of series A-4 preferred stock

A stockholder holding 1,000 shares of class B common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

• 8,000 shares of series A-1 preferred stock
• 8,000 shares of series A-2 preferred stock
• 12,000 shares of series A-3 preferred stock
• 12,000 shares of series A-4 preferred stock

While the conversion will be on a per share basis, the allocation of the new class A preferred stock among the four series will be completed on an account-by-account basis. For example, if shares of Old SAIC common stock are held both individually and in a trust, the new class A preferred stock will be allocated among the four series separately for each account. Moreover, all shares of new class A preferred stock that are issued to a single account will be aggregated and allocated among the four series, even if the shares of Old SAIC common stock that were held in that account were acquired at different times or in a different manner (e.g. an option exercise).

Except for the transfer restrictions that we describe below, each share of new class A preferred stock will be identical.

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Q13. Why will I receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

A. We established an exchange ratio in the merger that has the effect of implementing a stock split. The purpose is to increase the number of shares of our capital stock outstanding prior to the IPO, which will decrease the per share value of our capital stock. The aggregate value of your shares will not be affected by the merger, although the value will fluctuate after the IPO. We believe that offering more shares of new common stock at a lower per share price will allow for an initial offering price of the new common stock within a range that is customary in today’s IPO marketplace and therefore will enhance the underwriters’ ability to market the shares to public investors.

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Q14. Why do the holders of class B common stock receive more shares than the holders of class A common stock?

A. Holders of class B common stock are entitled to receive 20 times the number of shares to be received by the holders of class A common stock because, while the class A common stock was split 5 for 1 in 1987 and split again 4 for 1 in 1999, resulting in an overall 20 for 1 split, the class B common stock has never split. If the class B common stock had split in 1987 and 1999 along with the class A common stock, there would be no difference in the number of shares the holders of each class would receive. Furthermore, Old SAIC’s certificate of incorporation provides that each share of class B common stock is convertible at any time into 20 shares of class A common stock.

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Q15. What are the U.S. tax consequences of the merger? Updated 25 July 2006

A. In the opinion of our outside legal counsel, Heller Ehrman LLP, the exchange of your class A and class B common stock for new class A preferred stock pursuant to the merger will not be a taxable transaction for you for federal income tax purposes. It is conceivable that the Internal Revenue Service (IRS) would seek to have the special dividend and the merger treated as part of a single integrated transaction for federal income tax purposes in which you are exchanging your Old SAIC shares for a combination of cash and the new class A preferred stock rather than giving the dividend independent significance. If the IRS asserts this position and if this position is ultimately sustained, any gain you realize on the exchange would be taxable to the extent of the amount of the cash received as a special dividend. For this purpose, the gain you realize would be equal to the value of the Old SAIC stock at the time of the merger over your tax basis in that stock. The taxable gain recognized would be long-term capital gain, if you held the Old SAIC stock for more than one year at the time of the merger, and short-term capital gain, if your holding period was one year or less. To the extent the cash received is in excess of the gain you realize in the transaction, the remaining cash would be treated as a non-taxable return of your investment in the Old SAIC stock (to the extent thereof) and would reduce your basis in the new class A preferred stock received in the merger. If the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes.

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Q16. Do I have appraisal rights?

A. Appraisal rights entitle, under certain circumstances, stockholders of Delaware corporations to receive a cash payment equal to the fair value of their shares as determined by the Delaware Court of Chancery. Record holders of Old SAIC class A common stock do not have appraisal rights in connection with the merger. Record holders of class B common stock who do not vote in favor of the merger proposal but otherwise comply with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, or DGCL, have appraisal rights.

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Q17. If I submitted my proxy or voting instructions for the special meeting originally scheduled for December 16, 2005, do I need to submit a new proxy or voting instructions for the upcoming special meeting? Updated 25 July 2006

A. Yes. None of the proxies or voting instructions received by Old SAIC that accompanied the original proxy statement/prospectus, or received by the Internet or telephone pursuant to instructions in the original proxy statement/prospectus, for the December 16, 2005 meeting can be voted at the upcoming special meeting. In order for your vote to be counted at the upcoming special meeting, you must submit a new proxy or voting instructions by the Internet, telephone or mail, or vote in person at the meeting.

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Q18. What happens if the stockholders do not adopt the merger agreement?

A. If stockholder approval for the merger is not obtained, the merger and the IPO will not occur, and the special dividend will not be paid. If we are unable to complete the IPO, we will reassess how to satisfy the needs of our stock system and yet achieve our long-term strategic objectives. We may not be able, or desire, to balance the stock system indefinitely.

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Q19. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

A. Yes. If prior to completion of the merger our board of directors decides that it is not in the best interests of the stockholders to proceed, the board can terminate the merger agreement and abandon the IPO and special dividend.

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The Initial Public Offering

Q20. What is an IPO?

A. An IPO, or initial public offering, is the first sale of stock by a company to the public in a transaction registered with the SEC.

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Q21. How and when will we complete our IPO?

A. Before shares of new common stock can be offered to public investors, the stockholders of Old SAIC must approve the merger and related proposals at the special meeting of stockholders. If the merger is approved by stockholders, our senior management will meet with prospective public investors, including institutional investors, mutual fund managers and other potential investors, to present information about the company and its prospects. Thereafter, we expect to negotiate the price of the new common stock with the lead underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co Inc. At the same time, we would request that the SEC declare the IPO related registration statement effective to permit the sale of shares of new common stock to public investors. If the price negotiated with the lead underwriters is acceptable to our board of directors (or a designated board committee), we anticipate that we would agree to sell a certain number of shares of new common stock to the underwriters at that price, less a customary underwriting discount, upon satisfactory completion of various closing conditions. Shares of new common stock would then begin to trade on the New York Stock Exchange in anticipation of the closing. Just prior to closing the IPO, we would expect to complete the merger and, thereafter, the sale of new common stock to the underwriters who would distribute the shares to the public investors.

The precise timing of the merger and the IPO is subject to general market and economic conditions, the SEC’s review process, and several other factors that we do not control. Although it is not possible to determine with certainty when we will complete the merger, the IPO and related transactions, we anticipate that it will be in the Fall of 2006 and within about six to eight weeks following the approval of the merger by the Old SAIC stockholders. If the merger is not approved by stockholders, the IPO will not occur and we will not pay the special dividend, which will be specifically conditioned upon completion of the IPO.

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Q22. What impact will the Greek Olympic contract have on the timing for completion of the IPO? Updated 25 July 2006

A. We initially scheduled a special meeting of our stockholders for December 16, 2005 to consider and vote on the merger and IPO related proposals. Our board of directors and senior management decided to not hold that stockholders’ meeting due to developments relating to a firm-fixed-price contract (Greek contract) with the Hellenic Republic of Greece (the Greek government). These developments included:

•      the delivery of a letter by us to representatives of the Greek government advising them that, unless agreement on a contract modification was reached, we would invoke arbitration under the provisions of the Greek contract

•      the initiation of an independent review by a special committee of independent directors with the assistance of an outside law firm to, among other things, identify the causes of the poor financial performance and continuing challenges of the Greek contract

On April 21, 2006, we instituted binding arbitration proceedings, in parallel with our continuing negotiations toward a contract modification, to pursue a final resolution of our rights and remedies under the Greek contract. The outcome of the arbitration is uncertain due to the complex nature of the legal and factual issues involved and the uncertainty of arbitration in general. However, by instituting arbitration, we believe we have established a process to obtain final resolution of the Greek contract issues even if an appropriate contract modification is not obtained.

In addition, the review by a special committee of independent directors was completed in April 2006, and the results of the review have been reported to our board of directors. Following completion of this independent review, our Chief Executive Officer has initiated an analysis of the observations and conclusions resulting from the review and begun the implementation of a number of improvements in our operational policies, processes and procedures with the goal of preventing the recurrence of problems experienced in the Greek contract in the future. The Greek contract status, contingencies and arbitration proceedings are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Commitments and Contingencies - Firm Fixed-Price Contract with the Greek Government” in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Given the institution of binding arbitration to obtain final resolution of the Greek contract issues (if an appropriate contract modification is not obtained) and the completion of the independent review, we now expect to complete the IPO in the Fall of 2006.

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Q23. How will the IPO price be determined?

A. The price of the new common stock in the IPO will be negotiated with the lead underwriters. Among the factors considered in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Thereafter, our stock price may fluctuate based on market forces influenced by these and other factors. The underwriters and public investors who trade in the new common stock may give different weight to factors or valuation methodologies or consider new factors or valuation methodologies which differ from those relied upon in determining the historical price of Old SAIC common stock. Therefore, the price negotiated with the representatives of the underwriters and the market price at which our new common stock will trade following the IPO may be higher or lower than the historical prices of Old SAIC common stock.

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Q24. Where will the new common stock be traded?

A. We have been approved for listing of the new common stock on the New York Stock Exchange under the symbol “SAI.”

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Q25. How much stock are we selling to the public?

A. In the IPO, we expect to sell a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO:

•      new class A preferred stock will constitute from 80% to 90% of our total outstanding capital stock and substantially all of our voting power

•      new common stock will constitute from 10% to 20% of our total outstanding capital stock

As a result, voting control of New SAIC will remain in the hands of current stockholders after we complete the merger and the IPO.

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Q26. How was the size of the IPO determined?

A. The size of the IPO, which was established by our board of directors and senior management in close coordination with our financial advisors, was determined based on the number of shares believed to be needed to create a public trading market in our stock with satisfactory liquidity.

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Q27. What are the risks to my investment associated with the IPO?

A. The price of our new common stock will be subject to the fluctuations in the stock market. Initially, there also will be restrictions on your ability to sell or transfer your new class A preferred stock that you are entitled to receive in the merger. In addition, your investment will continue to be subject to many of the same risks to which it is currently subject. Some of the risk factors that we currently face, including those associated with an IPO, are described in the “Risk Factors” section of New SAIC’s Registration Statement on Form S-4 filed with the SEC.

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Q28. Who do we expect will buy shares in the IPO?

A. We expect that retail and institutional investors, such as insurance companies, mutual funds and other financial institutions, who believe in our strategy, management and industry prospects will buy shares of our new common stock in the IPO.

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Q29. Will our employees, officers or directors be given an opportunity to buy stock in the IPO?

A. No. We will not be offering a “friends and family” directed share or other program whereby employees, officers or directors are allowed to purchase stock in the IPO. Unlike most companies that complete initial public offerings, we already provide numerous opportunities for our employees, officers and directors to buy our stock through the limited market, our employee stock purchase plan and deferrals and rollovers in the SAIC Retirement Plan. We want to discourage speculation or “flipping” our stock and desire that our stockholders, especially our employees, officers and directors, hold our stock for long-term investment. In addition, there also are logistical and administrative difficulties in offering a friends and family program that is fair to all employees when we have over 40,000 employees in our company. As a result, we will not be offering a “friends and family” program.

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Q30. What will we do with the proceeds from the IPO? Updated 25 July 2006

A. The proceeds of the IPO will be held by New SAIC and will be included in our consolidated cash balances, which are used for general corporate purposes, including working capital, capital spending and possible investments and acquisitions. However, the board of directors of Old SAIC intends to declare a special dividend that will be paid from cash held by Old SAIC to stockholders who will be holders of Old SAIC common stock as of the dividend record date to be set by the board of directors. The special dividend could exceed the net proceeds from the IPO, assuming the underwriters do not exercise their over-allotment option, by up to approximately $1 billion.

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The Special Dividend

Q31. What is a dividend?

A. Typically, a dividend is the distribution of cash, stock or other assets to a company’s stockholders.

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Q32. Why do we plan to pay a special dividend?

A. Given our current strong cash position, we believe the special dividend is an efficient and fair way to return to our stockholders excess cash that no longer will be needed to repurchase stock in the limited market or to otherwise provide liquidity to our stockholders after the IPO.

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Q33. What is the amount of the special dividend? Updated 25 July 2006

A. The dividend is expected to range from approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $200 to $300 per share of Old SAIC class B common stock.

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Q34. How will the amount of the dividend be determined?

A. The amount of the special dividend will be determined by the board of directors, in consultation with our financial advisors, in order to distribute a significant amount of cash to our current stockholders and yet retain sufficient capital to meet our strategic needs.

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Q35. What will be the record date for purposes of determining stockholders entitled to receive the special dividend?

A. The board of directors will set the record date as of which all stockholders will be entitled to receive the special dividend. We expect that the record date will be a few days before the new common stock begins to trade on the New York Stock Exchange, which we expect will be six to eight weeks after stockholder approval of the merger at the special meeting.

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Q36. When will the special dividend be paid?

A. The board of directors of Old SAIC intends to declare a special dividend that will be paid from cash held by Old SAIC to stockholders who will be holders of Old SAIC common stock as of the dividend record date to be set by the board of directors. Payment will be conditioned upon completion of the IPO and, if you have Old SAIC common stock certificates, upon surrender of your certificates. Old SAIC expects to pay the special dividend within 25 days after the IPO.

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Q37. What are the U.S. tax consequences of the special dividend?

A. The special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from current or accumulated earnings and profits, as determined under federal income tax principles. Any dividends in excess of earnings and profits may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your Old SAIC common stock. However, if the special dividend is treated as an additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. The federal income tax rate applicable to the dividend will vary depending on a number of factors. For further information about the tax consequences of the special dividend and the tax rates that may be applicable to you, see Questions 129, 130, and 131 of the Supplemental Q&A.

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Q38. What will our dividend policy be after the IPO?

A. Old SAIC has never declared or paid any cash dividends on its capital stock other than the special dividend. New SAIC does not expect to pay any dividends on our capital stock in the foreseeable future, and we currently intend to retain any future earnings to finance our operations and growth. The exact amount of the special dividend and any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on available cash, estimated cash needs, earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors our board of directors deems relevant.

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The New Class A Preferred Stock

Q39. What are the differences between the new class A preferred stock and the new common stock?

A. The terms of the new class A preferred stock and the new common stock will be the same except as follows:

•      the new class A preferred stock will be subject to certain transfer restrictions set forth below while the new common stock will be freely tradable

•      the new class A preferred stock will have 10 votes per share while the new common stock will have one vote per share

•      the new class A preferred stock will be convertible into new common stock after the expiration of the restriction periods

The new class A preferred stock has no other preferences.

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Q40. Why do the public investors receive a different class of stock than our existing stockholders?

A. As part of an IPO, it is typical for employee-owned companies to establish two classes of voting stock, which enables the employee owners to maintain voting control of the company following the IPO. The new common stock issued to the public will have one vote per share and the new class A preferred stock issued to Old SAIC stockholders will have 10 votes per share.

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Q41. What must I do to get my new class A preferred stock? Updated 25 July 2006

A. Your shares of Old SAIC common stock will be converted into the right to receive new class A preferred stock pursuant to the merger.

•      If you hold your shares directly in a book-entry account, they will be converted automatically and you will receive a statement for the shares of new class A preferred stock you own following the merger. You can confirm that your account is in book-entry form by reviewing the first page of a recent Stock Summary Statement previously mailed to you by Old SAIC.

•      If you hold your shares directly and they are represented by certificates at the effective time of the merger, we will send you a letter shortly after the merger explaining how you can surrender your certificates and receive your new class A preferred stock. All the shares to which you are entitled will be converted to book entry form, but your entire account (including any shares you may hold in book entry form) will be blocked by our transfer agent until your certificates are surrendered.

• If you hold shares in one of our employee benefit plans, the plan will handle conversion of the shares without any action by you.

All the shares of new class A preferred stock issued pursuant to the merger will be uncertificated shares.

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Q42. What will happen to our right of first refusal and right to repurchase your stock?

A. When we are a publicly traded company, you will not be required to offer your shares to us before you can sell them to third parties. Since September 1, 2005, we have suspended repurchasing shares upon termination of affiliation pending completion of the merger, except for repurchasing shares of Old SAIC common stock transferred to a charity prior to October 25, 2005.

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Q43. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

A. Nothing. Currently, your shares are subject to our right of first refusal and right to repurchase if your affiliation as an employee, director or consultant is terminated. Following the merger, we will no longer have these rights. You may continue to hold your shares indefinitely, regardless of your employment status or affiliation with us.

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Q44. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

A. Currently, your shares are subject to our right of first refusal and right to repurchase. After the merger, your shares will no longer be subject to these rights. You will be able to continue to hold new class A preferred stock indefinitely.

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Transfer Restrictions

Q45. Will I be able to sell or transfer my new class A preferred stock immediately?

A. To facilitate the IPO, New SAIC’s restated certificate of incorporation will, for certain periods of time, restrict you from selling or transferring new class A preferred stock to anyone other than “permitted transferees.”

These restrictions will expire:

• 90 days after our IPO for series A-1 preferred stock
• 180 days after our IPO for series A-2 preferred stock
• 270 days after our IPO for series A-3 preferred stock
• 360 days after our IPO for series A-4 preferred stock

If, during the restriction period, you transfer your new class A preferred stock to a “permitted transferee,” the transferee will receive the new class A preferred stock subject to the same restrictions. After the expiration of these restriction periods, you also will be able to sell your shares in the public market. If, after the expiration of the applicable restriction period, you transfer your new class A preferred stock to anyone other than a “permitted transferee,” your shares will convert automatically into new common stock, so that the transferees or buyers will acquire only new common stock.

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Q46. Who is a “permitted transferee”?

A. Permitted transferees generally include:

• members of your immediate family
• trusts for the sole benefit of you or members of your immediate family
• your estate
• a financial institution to which you pledge your shares as collateral
• New SAIC or any of its subsidiaries

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Q47. Why will the sale of my stock be restricted?

A. The transfer restrictions will permit some period of trading of the new common stock to take place in the market without the potential introduction of a significant number of additional shares, which could negatively affect the price. These restrictions are intended to promote an orderly trading market for our new common stock for a period following the commencement of trading. We have staggered the expiration of the transfer restrictions so that all existing shares do not become freely tradable at the same time.

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Q48. Will any additional transfer restrictions apply to our directors and executive officers? Updated 25 July 2006

A. In addition to the general transfer restrictions, shares of new class A preferred stock received in connection with the merger by our directors and executive officers, and shares of new common stock received by them on conversion of the new class A preferred stock, may not be sold, transferred or otherwise disposed of unless:

•      made in conformity with the requirements of Rule 145(d) under the Securities Act of 1933, as amended, or the Securities Act

•      made pursuant to an effective registration statement under the Securities Act

•      otherwise exempt from registration under the Securities Act

In addition, in connection with the proposed IPO, our directors and executive officers have entered into lock-up agreements with the underwriters of the IPO. Under these agreements, these directors and executive officers generally may not, during the period ending 180 days after the IPO, directly or indirectly sell or dispose of their capital stock without the prior written consent of Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.

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Q49. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

A. No. You will be prohibited from buying a “put” option, selling a “call” option, selling short or entering into any other hedging or insurance transaction relating to your new class A preferred stock during the applicable restriction periods.

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Stock Transactions

Q50. Can I buy or sell shares in the limited market before the IPO? Updated 25 July 2006

A. The last limited market trade prior to the proposed IPO occurred on June 30, 2006. If, however, the IPO is postponed, we intend to conduct a limited market trade at the same time as the retirement plans trades until the IPO process recommences. A retirement plans trade has been scheduled for October 27, 2006 and at least three additional retirement plans trade dates will be announced, at which time limited market trades also may be held if the IPO is postponed.

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Q51. Will Bull, Inc. continue to maintain a limited market after the IPO?

A. No. Bull, Inc. was established specifically to administer our limited market trades. Old SAIC’s stock transfer and stock plan administration have been outsourced to Mellon Investor Services LLC. After the IPO, subject to the restriction periods set forth above, you will be able to sell shares in the public market.

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Q52. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

A. If you wish to sell your shares of new class A preferred stock after the restriction periods expire, they will be converted into new common stock when you sell them in the public market. When you sell, you will receive the prevailing market price for your shares.

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Q53. Will I be able to buy more shares in the public market?

A. Yes. You will be able to buy shares of our new common stock in the public market at prevailing prices after the IPO. Because you will buy additional shares only in the public market, subject to compliance with our insider trading restrictions, you will no longer be required to obtain other approval for stock purchases.

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IPO related Q&A

Q54. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC announced in December 2005 that the special stockholders meeting and planned IPO would be postponed? Updated 25 July 2006

A. There have been no material changes except the following:

•      The allocation among the series of new class A preferred stock has been changed to from 10% to 20% for new series A-1 preferred and from 30% to 20% for new series A-2 preferred. The allocation among the series of new class A preferred stock remains 30% for new series A-3 preferred and 30% for new series A-4 preferred. (Please see Question 12 of the Supplemental Q&A.)

•      The sale and transfer restriction periods for the series A-1 preferred has been changed to 90 days after the IPO. The sale and transfer restriction periods for the series A-2 preferred, series A-3 preferred and series A-4 preferred remains at 180 days, 270 days and 360 days after the IPO, respectively. (Please see Question 45 of the Supplemental Q&A.)

•      The range of the dividend has been changed from approximately $8 to $10 per share of Old SAIC class A common stock to approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock to approximately $200 to $300 per share of Old SAIC class B common stock. (Please see Questions 136, 137 and 138 of the Supplemental Q&A.)

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Q55. What are some of the important events associated with the IPO? When do we expect them to be completed? Updated 25 July 2006

A. A few important events and milestones associated with the merger, the IPO and related transactions are described below in the approximate order in which they are scheduled to occur:

• Special Stockholders’ Meeting to approve the merger and related proposals (estimated to be August 29, 2006)

•      Offering pricing, fix record date for the special dividend and close IPO (estimated to occur in the Fall 2006 within six to eight weeks following the approval of the merger at the Special Stockholders’ Meeting). (Please see Question 21 of the Supplemental Q&A.)

The precise timing of the merger and IPO is subject to general market and economic conditions, the SEC’s review and comment process, and several other factors which we cannot control. Therefore, it is not possible to determine with certainty when we will complete the merger, the IPO and related transactions.

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Q56. How will stockholders be informed of the new date for the special stockholders’ meeting to approve the IPO related proposals?

A. We will distribute a new proxy statement/prospectus which will provide details concerning the record date for determining who is entitled to vote at the new special stockholders’ meeting, as well as the date, time, location and procedures for voting.

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Q57. If the merger is approved, when will it be effective?

A. The merger will become effective only if approved by the stockholders and the board or the executive committee of Old SAIC determines that the IPO will be successfully completed promptly after completion of the merger. If approved, we will effect the merger shortly before the closing of the IPO. We currently expect that this will occur in the Fall of 2006.

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Q58. Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor?

A. No. The quiet period places legal restrictions on the communications that we can make to prospective investors. During the quiet period, any discussion by us of the IPO and related matters is limited to information contained in documents that we have filed with the SEC. The SEC also regulates the communications we make to our stockholders regarding the merger and the other proposals to be considered at our special meeting of stockholders. You are free to discuss any information that is contained within our public filings with your advisors as you deem necessary. Nonetheless, you should not discuss with anyone information that we have not publicly disclosed regarding our proposed merger and IPO.

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Q59. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease?

A. Yes. We expect employee ownership of New SAIC will decrease as our existing stockholders sell shares following the merger and the IPO and as additional shares of our common stock are issued, including issuances to our employee benefit plans and upon exercise of options granted under the 2006 Equity Incentive Plan. However, the two class stock structure of New SAIC will allow our existing stockholders to maintain substantial voting control over New SAIC immediately after the merger and the IPO. In the merger, our existing stockholders will receive shares of new class A preferred stock, with 10 votes per share. In contrast, purchasers of stock in the IPO will receive shares of new common stock, with one vote per share. In addition, when our existing stockholders sell or otherwise transfer their new class A preferred stock following the merger and the IPO to anyone other than permitted transferees, the purchaser or transferee will receive new common stock, with one vote per share. We also intend to issue additional shares of new class A preferred stock to our employees after the merger and the IPO where feasible under our employee benefit plans. As a result of the greater voting power of the new class A preferred stock over the new common stock, our existing stockholders will maintain substantial voting control over New SAIC, even as they sell their shares following the merger and the IPO. For example, if 50% of our outstanding shares are eventually held by new public investors and the other 50% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 9% of all voting rights, while our current stockholders will retain new class A preferred stock representing approximately 91% of all voting rights. Similarly, if 90% of our outstanding shares are eventually held by new public investors and the remaining 10% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 47.5% of all voting rights, while our existing stockholders will retain new class A preferred stock representing approximately 52.5% of all voting rights.

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Employee Benefits Q&A

Q60. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

A. See the Pre-IPO and Post-IPO Comparison of Stockholder Rights and Employee Benefits.

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Q61. Given the superior voting rights of new class A preferred stock, will we contribute new class A preferred stock to our benefit plans and qualified retirement plans, such as the proposed 2006 Equity Incentive Plan and the SAIC Retirement Plan?

A. Whenever practical, we intend to endeavor to make new class A preferred stock available under the company’s benefit plans and qualified retirement plans.

Proposed 2006 Equity Incentive Plan

We originally intended to grant options for new class A preferred stock under the 2006 Equity Incentive Plan. However, as discussed in Question 118 of the Supplemental Q&A, the IRS recently issued proposed regulations which, if adopted in their current form, would impose adverse tax consequences on option holders if, after we are a public company, we grant options to purchase any class of stock other than our publicly traded stock. To avoid those adverse tax consequences to our employees, we intend to grant options under the 2006 Equity Incentive Plan for publicly traded stock (i.e., the new common stock). We also intend to revisit this decision if the IRS adopts less restrictive regulations that do not impose adverse tax consequences on option holders if we grant options to purchase our new class A preferred stock. (Please see Questions 117, 118, 119 and 120 of the Supplemental Q&A.)

SAIC Retirement Plan

After the IPO, the portions of employee deferrals, rollovers and company matching contributions that are in the form of company stock will be new common stock. In addition, any in-kind distributions of company stock from the SAIC Retirement Plan will be in the form of new common stock. As a publicly traded stock, the value of new common stock will be determined on a daily basis by the public trading market. In order to issue new class A preferred stock, which will not be publicly traded, for these types of transactions within the SAIC Retirement Plan, the board of directors would need to continue with its prior practice of establishing a stock price on a periodic basis. This valuation process would require the company to continue obtaining outside independent appraisals. Utilizing new common stock for the SAIC Retirement Plan will eliminate the need for expensive and burdensome stock appraisals to establish future stock prices. Using common stock with the SAIC Retirement Plan will also allow transactions to occur on a more frequent basis. For example, participant deferrals into company stock will occur on a bi-weekly basis in conjunction with payroll deductions, rather than the prior practice of on a quarterly basis in conjunction with the quarterly stock trade. The valuation process is not required with respect to the company’s discretionary profit sharing contributions. Therefore, we expect that any portion of the profit sharing contributions that are in the form of company stock will be new class A preferred stock.

Proposed 2006 Employee Stock Purchase Plan (2006 ESPP)

Shares purchased under the proposed 2006 ESPP may be either new common or new class A preferred stock, as determined by the compensation committee of the board of directors. We currently expect that the compensation committee to designate new class A preferred stock to be issued under the 2006 ESPP.

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Retirement Plans Q&A

Q62. How do I determine the number of shares I hold through my accounts in the SAIC retirement plans?

A. You can calculate an approximate number of shares by summing the total dollar values of your units in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund (but not the SAIC Stock Purchase Fund) in your retirement plan accounts and dividing by the current SAIC stock price.

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Q63. After the merger and the IPO, will the new class A preferred stock held in the SAIC Retirement Plan and the AMSEC 401(k) Plan be subject to transfer restrictions? If so, will these transfer restrictions prohibit me from reallocating investments in my plan account after the merger and the IPO?

A. Any new class A preferred stock will be subject to transfer restrictions; however, until the transfer restriction periods expire, we intend to conduct private retirement plan trades between the company and our qualified retirement plans to facilitate diversification transactions and exchanges permitted in those plans. The company will continue to have the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the qualified retirement plans in these trades.

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Q64. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 25 July 2006

A. We held private retirement plan trades in May and June, 2006 and anticipate holding a retirement plan trade in October, 2006. The next scheduled date for private transactions between SAIC and our retirement plans is as follows together with corresponding deadlines:

Transaction Date	Deadline for exchanges submitted to Vanguard	Deadline for distributions submitted to Vanguard	Deadline for submitting rollovers to company stock
October 27, 2006	October 24, 2006	October 13, 2006	October 20, 2006

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Q65. How will the value of SAIC stock be determined for purposes of conducting the private retirement plan trades?

A. Until the sale transfer restrictions expire, our board of directors will establish a value for the new class A preferred stock held by the qualified retirement plans for purposes of completing the periodic private retirement plan trades. We expect the value of the new class A preferred stock to equal the public price for the new common stock. After the sale transfer restrictions expire, we expect our qualified retirement plans to conduct transactions in the public market utilizing common stock, the value of which will be determined by the public market.

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Q66. Can I request an in-kind distribution from the SAIC Retirement Plan before the dividend record date and IPO? Updated 25 July 2006

A. In-kind distributions are processed only in conjunction with the private transactions between our qualified retirement plans and the company. The most recent private retirement plan trade was held on June 30, 2006. We expect the June 30 trade to be the last private retirement plan trade before the IPO; however, there is no assurance when or if the IPO will be completed. Requests for in-kind distributions received will be held and not processed until the next retirement plans trade currently scheduled for October 27, 2006 (which may occur after completion of the IPO, if the IPO remains on its current schedule for completion in the Fall 2006).

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Q67. In December, SAIC provided Q&As regarding in-kind distributions from its qualified plans and associated put rights. Were these in-kind distribution and put rights developed in connection with the proposed IPO and merger?

A. No. In-kind distributions and put rights have been available in the SAIC Employee Stock Retirement Plan (ESRP) for many years and were not developed in connection with the proposed IPO, merger or special dividend. In addition, rules regarding these distributions are largely mandated by federal law and regulations that apply to certain qualified retirement plans distributing shares of privately traded stock. It became apparent from inquiries to our retirement plans department that not all eligible participants knew of or understood their rights with respect to in-kind distributions and put rights. Therefore, we determined that additional communication was appropriate so that all eligible participants would have an opportunity to know of and understand their rights. The company does not endorse or recommend that eligible plan participants take any particular course of action, including exercising rights to receive an in-kind distribution or to exercise put rights. As stated in the prior Q&As, if you are a plan participant eligible for an in-kind distribution, there are risks and uncertainties in connection with these matters, and we encourage you to speak to your tax or financial advisor to determine if an in-kind distribution offers you any advantages based on your particular situation.

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Q68. Will we continue to make annual contributions to the SAIC Retirement Plan after the merger and the IPO?

A. At this time, we intend to continue our current practice of making matching and profit sharing contributions to the SAIC Retirement Plan after the merger and the IPO. 50% of our matching contributions will be invested in the Non-Exchangeable Company Stock Fund and 50% invested according to your deferral elections. A portion of the profit sharing contributions will be invested according to your deferral elections and a portion of this annual company contribution will be invested in the Non-Exchangeable Company Stock Fund.

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Q69. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

A. At this time, it is expected that AMSEC will continue its current practice of matching contributions after the merger and the IPO.

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Q70. Can I still request loans, hardship withdrawals or distributions from the SAIC Retirement Plan or the AMSEC 401(k) Plan before the merger and the IPO? What about during the transfer restriction periods?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the SAIC Retirement Plan’s and the AMSEC 401(k) Plan’s provisions for loans, withdrawals and distributions.

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Stock Bonus and Option Q&A

Q71. Will the merger or the IPO impact the vesting schedule of my outstanding vesting stock or options?

A. No. Neither the merger nor the IPO will have any impact on the vesting schedule of any outstanding vesting stock or stock options.

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Q72. Will the merger or the IPO affect when I may exercise my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO?

A. No. Neither the merger nor the IPO will have any impact on when you can exercise your vested options. As in the past, the terms of the stock option agreement under which your stock options were granted govern when you can exercise. Generally, at any time during the five-year term of the stock option agreement under which your stock options were granted, you may exercise as many stock options as are vested at that time. There is no requirement that you exercise your vested stock options before the merger or the IPO.

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Q73. What will happen to my unexercised stock options if my employment or affiliation terminates after the merger and IPO?

A. The terms and provisions of your existing stock option agreements will continue to apply, including your rights upon termination of employment or affiliation.

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Q74. How will my outstanding stock options be affected by the special dividend?

A. The special dividend will not be paid on options that are not exercised on or before the record date established for the special dividend. Our stock option plans, however, provide that unexercised stock options will be adjusted to preserve their pre-special dividend value. As a result,

•      If you exercise your options on or before the record date for the special dividend, the shares of class A common stock you acquire will be entitled to receive the special dividend.

•      If you do not exercise your options until after the record date for the special dividend, the exercise price of your options will be adjusted downward, and the number of shares exercisable under the option will be adjusted upward, to assure that the underlying value of your options reflect the special dividend. Your adjusted options will be vested and unvested in the same proportion as the pre-adjusted options.

Adjustment Formula

Stock options, from an economic perspective, derive their economic value based upon the current price of the stock, the exercise price of the option, expiration date, the volatility of the underlying stock, interest rates, and other factors. We intend to determine the appropriate adjustment to your options using a widely-accepted approach.

Example

An example of this formula appears below. In this example, the following assumptions are made: (1) the option exercise price is $31.44; (2) the stock price is $41.80; (3) the employee holds options to purchase 100 shares of class A common stock; and (4) the amount of the dividend is $8.00 per share of class A common stock. There are two ways to view the value of these options. Under a widely-recognized financial model, the options in this example have an economic value of $13.22 per share. Another way of looking at your options is that each option is currently $10.36 in-the-money, the value you would receive if you exercise your options today. In either event, the special dividend would reduce that value because the stock price would be expected to decline following the special dividend.

Consequently, the company is taking steps designed to assure that option holders maintain the same value both before and after special dividend, by reducing the exercise price and increasing the number of options.

In this example, after the adjustment to reflect the special dividend, the employee will have options to purchase 123.7 shares of class A common stock in Old SAIC, at an exercise price of $25.42 per share, resulting in the same potential value to the employee as before the one-time special dividend payment.

Stock Price 1 $41.80 Special dividend amount paid – $8.00 Stock price post-dividend $41.80 = $33.80 Adjustment ratio for dividend = $41.80 - $8.00 = 1.237 Today Dividend adjustment Post dividend Option impact Number of options 2 100 x adjustment 1.237 = New number of options 123.7 Exercise price 2 $31.44 ÷ adjustment 1.237 = New exercise price $25.42 Economic value impact Economic value 3 per option $13.22 Economic value 3 per option $10.69 Number of options 100 Number of options 123.7 Total economic value $1,322 Total economic value $1,322 In-the- money amount impact Stock price $41.80 Stock price $33.80 Exercise price $31.44 Exercise price $25.42 ln-the-$ amount $10.36 In-the-$ amount $8.38 Number of options 100 Number of options 123.7 Total in-the-$ Amount $1,036 Total in-the-$ Amount $1,036

[1] This example uses the June 10, 2005 stock price for illustrative purposes.

[2] This example uses 100 options and the weighted average exercise price from the 10-Q filed for the quarterly period ended April 30, 2005 for illustrative purposes.

[3] The economic value using Black-Scholes method for option pricing, a widely-accepted method for valuing options, assuming 2 years to expiration and 20% volatility.

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Q75. How will my outstanding stock options be affected by the proposed merger?

A. Unexercised stock options also will be adjusted to reflect the two-for-one exchange ratio in the merger. An example of this adjustment appears below. In this example, the following assumptions are made: (1) the option exercise price after the adjustment for the special dividend is $25.42 per share as shown in the above example; (2) the employee holds options to purchase 123.7 shares of class A common stock in Old SAIC after the adjustment for the special dividend as shown in the above example; and (3) each share of class A common stock in Old SAIC will be converted into the right to receive two shares of new class A preferred stock of New SAIC in the merger. In this example, after the adjustment to reflect the two-for-one exchange ratio in the merger, the employee will hold options to purchase 247.3 shares of new class A preferred stock at an exercise price of $12.71 per share, resulting in the same potential value to the employee as before the merger.

Stock price post dividend $33.80 Stock price post merger and special dividend $16.90 Adjustment ratio for merger = $33.80 $16.90 = 2.0 Post dividend adjustment Merger adjustment Post merger and dividend adjustment Option impact Number of options 123.7 x adjustment 2.0 = New number of options 247.3 Exercise price $25.42 ÷ adjustment 2.0 = New exercise price $12.71 Economic value impact Economic value per option $10.69 Economic value per option $5.34 Number of options 123.7 Number of options 247.3 Total economic value $1,322 Total economic value $1,322 In-the- money amount impact Stock price $33.80 Stock price $16.90 Exercise price $25.42 Exercise price $12.71 In-the-$ amount $8.38 ln-the-$ amount $4.19 Number of options 123.7 Number of options 247.3 Total in-the-$ Amount $1,036 Total in-the-$ Amount $1,036

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Q76. Will the merger or the IPO affect the process I use to exercise stock options?

A. Neither the merger nor the IPO will change the process for exercising your options. However, we recently outsourced administration of our stock option plans to Mellon Investor Services, which has resulted in some administrative changes to the exercise process.

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Q77. What class of stock will I receive if I exercise my stock options after the merger?

A. You will acquire shares of new class A preferred stock if, after the merger, you exercise stock options that were granted prior to the merger under the 1999 Stock Incentive Plan. The shares you acquire will be allocated among four series of new class A preferred stock (20% to series A-1 preferred stock, 20% to series A-2 preferred stock, 30% to series A-3 preferred stock and 30% to series A-4 preferred stock). However, we currently anticipate that options granted after the merger under the 2006 Equity Incentive Plan will be for the purchase of new common stock. (Please see Question 118 of the Supplemental Q&A.)

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Q78. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO?

A. The transfer restrictions that apply to your new class A preferred stock will depend on when you exercise your options. All shares you acquire when you exercise your existing options will be allocated among four series of new class A preferred stock (20% to Series A-1 preferred stock, 20% to Series A-2 preferred stock, 30% to Series A-3 preferred stock and 30% to Series A-4 preferred stock). These shares will be subject to transfer restrictions that expire:

•      90 days after our IPO for series A-1 preferred stock

•      180 days after our IPO for series A-2 preferred stock

•      270 days after our IPO for series A-3 preferred stock

•      360 days after our IPO for series A-4 preferred stock

For example, if you exercise your options 200 days after the IPO, the series A-1 and A-2 preferred stock you receive will be unrestricted, but sale of the series A-3 and A-4 preferred stock you receive will be restricted until the applicable restriction periods expire (i.e., 270 and 360 days after the IPO, respectively). If you exercise your options more than 360 days after the IPO, none of the shares of new class A preferred stock you receive will be subject to transfer restrictions.

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Q79. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options? Will the transfer restrictions on the new class A preferred stock limit my ability to use this stock to exercise my stock options and to pay withholding taxes on any gains?

A. Consistent with our customary practices and procedures, you may exchange vested SAIC shares that you own instead of cash to pay the exercise price. You may use shares acquired through a previous direct purchase, vested stock bonus shares, Employee Stock Purchase Plan (ESPP) shares distributed to you, or shares acquired through a previous stock option. However, shares acquired through the exercise of a stock option must have been owned for at least six months before they may be used to help pay for another stock option exercise (unless you own other shares for at least six months in sufficient quantity to exercise the option, then these shares can be deemed to be used for the option exercise). Because the company is a “permitted transferee,” the transfer restrictions will not prevent you from using your new class A preferred stock. In addition, you may direct us to withhold some of your newly acquired shares to satisfy the tax withholding requirement on the gain that you recognize from exercising your option.

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Q80. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options?

A. No. Shares acquired through the exercise of a stock option must be owned for at least six months before those shares may be used to pay for another stock option exercise (unless you own other shares for at least six months in sufficient quantity to exercise the option, then these shares can be deemed to be used for the option exercise). Neither the merger nor the IPO will impact this requirement; however, the holding period for shares of new class A preferred stock you receive in the merger will include the time you owned the class A common stock or class B common stock of Old SAIC you surrendered in exchange for the new class A preferred stock issued in the merger. If approved by our stockholders, the 2006 Equity Incentive Plan will contain a “net exercise” feature that will permit you to elect to receive the in-the-money value of the stock option in shares without having to contribute shares held for six months in order to exercise your stock option.

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Q81. After the merger and IPO, will stock be withheld from my stock bonus to pay the U.S. tax withholding related to the stock bonus?

A. Yes. After the merger, the appropriate number of shares will be withheld to pay the tax withholding related to any stock bonus you receive.

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Q82. Will stock options be transferable after the merger and the IPO?

A. No. We award stock options to provide performance incentives and to recognize individual contributions to the company. For this reason, stock options currently are not transferable and we expect that they will not be transferable after the merger and the IPO.

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Special Dividend Q&A

Q83. How will the special dividend affect the offering price or the market value of SAIC stock?

A. We do not know. If the valuation method used by an investor adds the company’s total cash to the amount the investor would otherwise value the company, the stock price would decline by the amount of the special dividend. However, we do not know with certainty the valuation method or methods that will be used by the lead underwriters in negotiating the IPO price or by public investors once the new common stock begins trading on the New York Stock Exchange. As stated in Question 23 of the Supplemental Q&A, the IPO price of the new common stock will be negotiated with our lead underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among several factors we believe they will consider in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, including our anticipated balance of cash to debt after the IPO. To the extent these valuation factors do not consider the amount of our cash, the amount of the dividend will have less impact on our IPO price and the price at which public investors will be willing to buy our stock.

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Q84. Did we consider paying off some or all of our long-term debt rather than paying a special dividend?

A. Yes. The special dividend was designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO. Repaying long-term debt obtained under terms which we consider to be favorable to us would defeat our capital planning objectives. In addition, we would incur substantial pre-payment costs to repay our existing long-term debt.

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Q85. Which SAIC securities are entitled to receive the special dividend?

A. All shares of Old SAIC stock outstanding on the dividend record date will be entitled to receive the special dividend, whether vested or unvested, directly held or indirectly held, in qualified retirement plans or in rabbi trusts established to fund our non-qualified stock deferral programs. The special dividend will be paid with respect to all such shares - without regard to whether the stockholder is a current SAIC employee. The special dividend will not be paid with respect to stock options, although the number of shares underlying our unexercised stock options and their exercise prices will be adjusted to reflect the merger and preserve their pre-special dividend value. (Please see Question 75 of the Supplemental Q&A.)

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Q86. Will the special dividend be subject to any vesting requirements?

A. No. The special dividend will be 100% vested, even if paid with respect to shares of Old SAIC common stock that have not yet vested or shares of Old SAIC common stock held in non-qualified stock deferral plan accounts that are not yet fully vested.

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Q87. How will the special dividend impact the non-qualified stock deferral plans?

A. The special dividend will be paid with respect to each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The special dividend will be distributed to the participants in those plans in cash and will be taxed at the recipient’s ordinary income tax rate.

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Q88. How will the special dividend impact the Telcordia 401(k) plan?

A. The special dividend will be paid on each share held in the Telcordia 401(k) plan. The Telcordia 401(k) plan administrator will determine, in its discretion, how to treat the special dividend.

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Q89. How will the special dividend be treated under the SAIC Retirement Plan (previously the ESRP and the SAIC 401(k) Plan) or the AMSEC 401(k) Plan?

A. There is no change in SAIC’s proposed treatment of the special dividend payable with respect to shares of Old SAIC common stock held in the SAIC Retirement Plan or the AMSEC 401(k) Plan. The special dividend will be paid on each share of Old SAIC common stock held in each plan and allocated to plan participants on a pro rata basis.

SAIC Retirement Plan: We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to the SAIC Retirement Plan. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the Vanguard Prime Money Market Fund. Depending on final guidance we receive from the IRS, the special dividend payable with respect to shares of Old SAIC held by the SAIC Retirement Plan will be either (i) distributed in cash to each plan participant as soon as administratively feasible and taxed at the participant’s ordinary income tax rate, or (ii) reinvested in the Vanguard LifeStrategy Conservative Growth Fund, in which event participants may reallocate the dividend proceeds into alternative investment options as offered under the SAIC Retirement Plan.

AMSEC 401(k) Plan: The special dividend proceeds will be invested in the Vanguard LifeStrategy Conservative Growth Fund. AMSEC 401(k) Plan participants may reallocate the special dividend proceeds into alternative investment options as permitted under the AMSEC 401(k) plan.

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Q90. What income tax treatment is SAIC seeking concerning the special dividend payable to the SAIC Retirement Plan? What guidance has SAIC sought from the IRS? Updated 25 July 2006

A. After consulting with our tax and legal advisers, we determined that the special dividend payable with respect to shares of Old SAIC common stock held by the SAIC Retirement Plan may be deductible by the company for Federal income tax purposes. The actual amount of the tax deduction, if any, will depend on the number of shares held by the SAIC Retirement Plan on the dividend record date and the amount of the special dividend determined by our board of directors. We currently estimate the deduction will be between $593 million and $890 million, assuming the special dividend is between $10 and $15 per share. If allowed by the IRS, this tax deduction will save between approximately $207 million and $311 million which SAIC otherwise would pay as additional federal income taxes based on our marginal federal income tax rate estimated for fiscal 2007. Because the potential benefit of the tax deduction to SAIC stockholders, including plan participants, is so large, we are seeking an advance ruling from the IRS to determine whether the special dividend payable to the SAIC Retirement Plan is likely to qualify as a tax deduction to the company. We understand that some plan participants would prefer to reinvest the special dividend proceeds in company stock in order to defer taxes, but we believe proceeding in the manner described above is in the best interests of all existing stockholders, including plan participants.

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Q91. Must the special dividend be distributed to plan participants in order for SAIC to deduct the special dividend payable to the SAIC Retirement Plan?

A. In order for SAIC to deduct the special dividend payment to the SAIC Retirement Plan in accordance with IRS rules and regulations, in general, the special dividend must be: (i) distributed to each plan participant in cash, or (ii) according to an election made by each plan participant, either distributed to the participant in cash or reinvested in company stock. After consulting with our tax and financial advisers, and after carefully considering many other important factors described below, we determined that the most appropriate action (assuming the IRS rules the special dividend likely will qualify for a tax deduction) is to require the SAIC Retirement Plan to distribute the special dividend in cash to each plan participant.

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Q92. What were some of the other factors SAIC considered in deciding whether to require distribution of the special dividend proceeds to SAIC Retirement Plan participants?

A. Some of the important factors considered in determining to require the SAIC Retirement Plan to distribute the special dividend in cash to plan participants (assuming the IRS provides guidance that payment of the special dividend is likely to qualify as a tax deduction) were:

•      Our ability to achieve our Federal income tax objectives (Please see Question 93 of the Supplemental Q&A.)

•      Our capital structure objectives (Please see Question 94 of the Supplemental Q&A.)

•      The potential impact on the IPO price and subsequent trading price (Please see Question 95 of the Supplement Q&A).

• Our stockholders’ needs for diversification and liquidity (Please see Question 96 of the Supplemental Q&A.) Top of Page

Q93. How does dividend distribution in cash vs. reinvestment in company stock affect our income tax objectives?

A. Based on advice by our tax and legal advisers, if the SAIC Retirement Plan distributes the special dividend in cash, we would increase the likelihood that we would receive favorable guidance from the IRS to permit us to deduct the special dividend than if the SAIC Retirement Plan permitted an election for participants to receive cash or reinvest the dividend in SAIC stock.

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Q94. How does dividend distribution in cash vs. reinvestment in company stock affect our capital structure objectives?

A. One important reason the company is undertaking the IPO, merger and special dividend is to achieve a more efficient capital structure through a better balance of cash to debt after the IPO. If we permit plan participants to elect either to receive the special dividend proceeds in cash or reinvest them in SAIC stock sometime after the IPO, we will be unable to plan for the appropriate size of either the IPO or the special dividend. Therefore, our goal of attaining a better capital structure would be negatively impacted if we permit plan participants to reinvest the proceeds of the special dividend payable to the SAIC Retirement Plan in SAIC stock.

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Q95. How would dividend reinvestment in company stock through the SAIC Retirement Plan adversely affect the IPO price or subsequent trading and market price of SAIC stock?

A. We do not know how many plan participants would elect to reinvest the special dividend proceeds in SAIC stock as opposed to receiving the special dividend in cash. After consultation with our financial advisers, we determined that the uncertainty associated with permitting plan participants to reinvest special dividend proceeds in SAIC stock sometime after the IPO is complete (assuming the IRS provides a favorable ruling as to deductibility of the special dividend) is likely to cause an adverse impact to both the price we receive from the underwriters in the IPO and the subsequent trading price of our common stock on the New York Stock Exchange (NYSE). This uncertainty could adversely affect our stock price for several reasons:

•      Dilution. Public investors may value our stock primarily on the basis of our earnings per share. If we permit plan participants to reinvest the special dividend proceeds in SAIC stock after the IPO, we may be required to issue a significant additional number of shares of our stock. Such additional share issuances would dilute our earnings over a greater number of shares outstanding, which may cause a decrease in our stock price.

•      Adequate Float. In conjunction with our IPO, it is essential that we obtain adequate float (a sufficient number of shares traded by public investors) to create an efficient public market in which our stock trades at fair market value with no pricing impacts due to an inadequate number of shares of our stock traded by public investors. In order to avoid risks associated with an inadequate float, we did not structure the IPO to reduce the size of the IPO to accommodate an election for participants to elect to reinvest the special dividend in SAIC stock.

•      Planning Difficulties. We would be unable to provide our investors visibility into the total number of shares of our stock outstanding soon after the IPO if plan participants elect to reinvest their special dividend proceeds in our stock. Therefore, investors may ascribe a discount to our stock as a result of difficulties we will face managing our total shares outstanding, the amount of cash on our balance sheet and our overall capital structure.

Q96. What diversification and liquidity issues did SAIC consider before deciding to require dividend distribution in cash to plan participants?

A. We believe that not all SAIC Retirement Plan participants desire to reinvest the special dividend proceeds in SAIC stock and continue to defer taxes for varying reasons, including attaining greater diversification in their qualified plan holdings through distribution of the special dividend in cash. In addition, a cash distribution of dividend proceeds from the SAIC Retirement Plan will provide participants with some liquidity during the first year after the IPO, when transfer restrictions restrict plan participants’ ability to sell their directly held shares of SAIC stock.

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Q97. Have we received the ruling from the IRS? If not, when will the IRS issue its ruling, and what will the SAIC Retirement Plan do with the proceeds of the special dividend until the IRS completes its review? Updated 25 July 2006

A. The IRS has not yet issued its ruling and we cannot determine with certainty when the IRS will answer our request for a ruling concerning the tax treatment of the special dividend. The timing of the expected IRS ruling depends on the workload of the small number of IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, the SAIC Retirement Plan trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no allocations or distributions of the dividend are expected to be made until we receive an IRS ruling.

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Q98. What will happen if the IRS rules that payment of the special dividend to the SAIC Retirement Plan likely will not qualify for the tax deduction?

A. If we do not receive a favorable IRS ruling, the amount of the special dividend allocated to your qualified retirement plan accounts will be invested in the Vanguard LifeStrategy Conservative Growth Fund. In this event, plan participants subsequently may reallocate the special dividend proceeds to other alternative investment options provided by the SAIC Retirement Plan in accordance with the plan’s rules and procedures.

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Q99. May I rollover the distribution of the special dividend from my SAIC Retirement Plan account into an Individual Retirement Plan (IRA) or other qualified retirement plan to defer the payment of taxes?

A. No. Distribution of special dividend proceeds to SAIC Retirement Plan participants under these circumstances would not be eligible for a rollover to an IRA or other qualified retirement plan.

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Q100. Will distribution of the special dividend be subject to an early withdrawal penalty or any other extraordinary taxes?

A. No. Because distribution of the special dividend from the SAIC Retirement Plan is not eligible for a rollover to an IRA or other qualified retirement plan, early withdrawal penalties or other extraordinary taxes will not apply. However, like other distributions from the SAIC Retirement Plan, a distribution from the plan will be taxed at ordinary income rates.

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Q101. Will distribution of the special dividend from my SAIC Retirement Plan accounts subject me to Alternative Minimum Tax (AMT) or additional AMT payments?

A. Tax laws are complicated and change from time to time. The company cannot offer you tax advice, and you should discuss this matter with your personal tax advisor. Determining whether distribution of the special dividend from the SAIC Retirement Plan will subject you to the AMT or result in additional AMT payments is a complex matter and will depend on your individual circumstances, including the amount of your deductions and credits. In general, AMT requires you to compute your taxable income using both the regular method and an alternative method, which takes into account certain AMT adjustments and adds certain “tax preference” items. The special dividend distribution from the SAIC Retirement Plan will be taxed at ordinary income rates and will not be considered a “tax preference” item. Consequently, distribution of the special dividend from the SAIC Retirement Plan will not automatically subject you to AMT or result in additional AMT payments. However, the special dividend will increase your aggregate taxable income and may affect certain AMT adjustments other than your “tax preference” items. Therefore, it is possible that distribution of the special dividend from the SAIC Retirement Plan will affect your AMT computation and subject you to additional tax. Again, you must consult with your tax adviser to evaluate your potential exposure to AMT.

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Stock Programs Q&A/Bull, Inc.

Q102. What do I need to do to sell my shares after the merger and the IPO? Will I need to open an account at a new brokerage firm after the merger and the IPO?

A. Although you do not need to transfer your shares to a broker as a result of the merger or the IPO, you will need to engage the services of a broker to sell your shares in the public market after the IPO. Mellon Investor Services, our new transfer agent, will maintain an account for your shares of new class A preferred stock. You will be able to access your account online in order to confirm details about your shares of new class A preferred stock. When you want to sell your shares in the public market, you will place the order with your broker who will coordinate with Mellon. Your broker should maintain records for your account indicating shares that you have sold in the public market.

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Q103. Will SAIC establish arrangements with any particular brokerage firms?

A. Selection of a broker is a personal decision, and we cannot recommend any brokerage firm or advise you with respect to the quality of any particular firm or its brokerage services.

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Q104. Will I need to pay a commission for stock transactions after the merger and the IPO?

A. Fees will be charged for certain stock transactions conducted through Mellon Investor Services, our new transfer agent and stock plan administrator. You should refer to the fee schedule that can be obtained from SAIC Stock Programs Department. In addition, when you buy or sell shares in the public market after the IPO, you will pay the fees established by your broker. A fee may also be charged if you sell shares directly to us under our Financial Hardship Policy.

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Q105. Will I have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO? Updated 25 July 2006

A. Yes. However, unlike its historical practices, the company does not plan to repurchase shares of our stock transferred to charities. If stock is transferred to a charity and we then complete the merger and IPO, the charity will hold the stock subject to the same transfer restrictions as other stockholders. See Question 45 for a description of the transfer restrictions. If the IPO is not completed in the Fall of 2006 and additional limited market trades are held, a charity that has received stock may offer to sell the stock in any of those limited market trades if it held those shares as of the record date for the trade, submits a limit order by the applicable submission deadline and completes all other steps required to offer the shares for sale. Charities are not considered a “permitted transferee,” so after the IPO, you would be restricted from transferring shares of your new class A preferred stock to a charity until the applicable transfer restriction period expires.

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Q106. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

A. It is important for you to review your loan documents, including any pledge or stock restriction agreements, to determine whether the merger or the IPO will affect your loan. You may be required to notify your lender of the pending merger and the IPO, and it is possible your lender can accelerate your loan as a result. Therefore, you should consult with your lender as soon as possible.

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Q107. What if I have an outstanding loan under our stock purchase loan program?

A. We expect that the merger and the IPO will not affect your stock purchase loan. The existing terms and conditions of your agreement are expected to remain in place. However, it is possible for your lender to accelerate your loan under certain circumstances. Therefore, you should consult with your lender as soon as possible.

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Q108. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?
A. Yes. We will maintain stock records for the time periods required by record retention laws.
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Q109. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares? How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

A. We are unable to provide you with adjusted stock history reports because we no longer serve as our own stock transfer agent and are unable to track all your stock purchase and sale activity. You must be responsible for maintaining your own records regarding the tax basis of your shares. You should refer to your own records or consult your personal financial advisor. Our Stock Programs Department may be able to provide limited information to assist you with this determination, but you or your financial adviser are responsible for determining the tax basis in your shares.

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Q110. Will anyone at SAIC be available to talk to me or my financial advisor about how the merger and IPO impact my stock and option holdings?

A. Yes. We have transferred most of the administrative functions related to our stock programs to Mellon Investor Services. However, we will continue to offer you assistance from our Stock Programs Department, Retirement Plans Department and Human Resources Department. In addition, we have established the SAIC Capital Restructuring and Initial Public Offering call center at (866) 676-4357 or (703) 676-6200. During its periods of operation, you may contact the call center if you have questions about the merger, the IPO or how these transactions may affect your stock and option holdings. Please understand, however, that we cannot provide you with financial advice, and because we are pursuing an IPO, we are limited by federal securities laws from discussing or providing you with certain information. Any comment about the IPO outside of the contents of our legal filings - even internally - is generally prohibited. The federal securities laws also restrict our general communications about our business and prospects.

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Q111. Will we make commemorative stock certificates available to our stockholders before or after the IPO?

A. No. We do not intend to create or distribute commemorative stock certificates.

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Q112. Is the First Time Buyers Program still available?

A. No. The First Time Buyer Program, which was created to introduce employees to purchasing stock in the limited market, has been discontinued.

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October Retirement Plans Trade Q&A

Q113. What are the deadlines related to the retirement plan trade with the company which is currently scheduled for October 27, 2006? Updated 25 July 2006

A. Significant deadlines for the retirement plans trade are:

Event	October 27 Trade Schedule

Distribution Request Cutoff Date	October 13, 2006
Rollover Submission Cutoff Date	October 20, 2006
Board Pricing Date	October 20, 2006*
Exchange Submittal Cutoff Date	October 24, 2006
Exchange/Trade Date	October 27, 2006

___________ * The board of directors will establish the price on October 20, 2006 only if the IPO is not completed prior to that date.

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Q114. When and how will we determine the price for the stock for the October 2006 trade between the company and the retirement plans? Updated 25 July 2006

A. If the IPO is not completed by October 20, 2006, we anticipate that our board of directors will meet on that date to establish the price of the class A common stock in the same manner and using the same methodologies which our board of directors customarily has used to establish the stock price. If the IPO is completed before October 20, 2006, we expect the price of new class A preferred stock to be based on the publicly traded price of new common stock.

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Q115. When can I diversify out of the SAIC Non-Exchangeable Stock Funds in the retirement plans?

A. Plan participants with assets in the SAIC Non-Exchangeable Stock Funds can diversify when they attain the age of 55 and have 10 years or more of service with SAIC. If you are eligible for this diversification window, you will be notified annually by Vanguard. Diversification is available for six consecutive years following initial eligibility.

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2006 Equity Incentive Plan Q&A
Q116. If the 2006 Equity Incentive Plan is approved, when would it go into effect? Will it replace the 1984 Bonus Compensation Plan and the 1999 Stock Incentive Plan?

A. If approved at our special meeting of stockholders, the 2006 Equity Incentive Plan will become effective on the date of the merger. The 2006 Equity Incentive Plan will offer comparable features as the 1984 Bonus Compensation Plan and the 1999 Stock Incentive Plan, but affords us increased flexibility to grant awards to our employees. We will continue to award shares under the 1984 Bonus Compensation Plan and grant options under the 1999 Stock Incentive Plan through the closing date of the merger. If approved, we anticipate we will issue stock awards and grant options under the 2006 Equity Incentive Plan following the merger and the IPO.

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Q117. After the merger and the IPO, will stock awards and options granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share?

A. If our stockholders approve the 2006 Equity Incentive Plan and we complete the merger and the IPO, we expect to issue stock awards for new class A preferred stock and to grant stock options to purchase new common stock under that plan.

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Q118. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock?

A. The IRS has issued proposed tax regulations which would impose adverse tax consequences on option holders if, after we are a public company, we grant options to purchase any class of stock other than the company’s publicly traded stock. Under the proposed regulations, the holders of options to purchase new class A preferred stock would be taxed on the in-the-money value of those options at the time they vest, rather than upon exercise of the option, and would be subject to a 20% excise tax. To avoid those adverse tax consequences to our employees, we intend to grant options under the 2006 Equity Incentive Plan for publicly traded stock (i.e., the new common stock).

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Q119. Will these proposed IRS tax regulations impact options that have already been granted?

A. No. The proposed IRS tax regulations will only impact options granted after we are a public company and will not impact existing options granted under the 1999 Stock Incentive Plan for the purchase of shares of Old SAIC class A common stock, which after the merger will be converted into options to purchase new class A preferred stock.

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Q120. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final?

A. Yes. The proposed IRS regulations are scheduled to become final in January 2007. It is possible that the regulations might be revised to change the provision that results in this adverse tax impact to option holders. If the final regulations allow us to grant options to purchase new class A preferred stock without the adverse tax impact to option holders, we intend to reassess this policy and thereafter may grant options after that time for new class A preferred stock.

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Employee Stock Purchase Plan Q&A
Q121. Is the 2004 ESPP still in effect and will it continue to be available until the proposed IPO? Updated 25 July 2006

A. Prior to the IPO, the 2004 ESPP will remain in effect and payroll deductions will continue to be made in accordance with a participant’s authorization form. However, we anticipate that the last opportunity to purchase shares of class A common stock under the 2004 ESPP occurred on May 12, 2006. We have asked our stockholders to consider and vote to approve a new 2006 ESPP at the special meeting of stockholders. If approved by our stockholders, the new 2006 ESPP will replace the current 2004 ESPP after the IPO, and participants in the 2004 ESPP will become participants in the 2006 ESPP without any action required by them. Any cash balance accumulated in a participant’s purchase account would be transferred to the new 2006 ESPP automatically.

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Q122. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP?

A. The 2006 ESPP would become effective on the date on which the first offering period under the ESPP commences as determined by the compensation committee. If the 2006 ESPP is approved by the stockholders and the merger is consummated, Old SAIC will cease issuing shares under the 2004 ESPP. Assuming the merger and IPO occur as scheduled, and the 2006 ESPP is approved by the stockholders, all contributions accumulated under the 2004 ESPP prior to the IPO, plus any additional contributions accumulated under the 2006 ESPP after the IPO, will be applied to the purchase of shares of New SAIC.

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Q123. How often will participants be able to buy stock through the proposed 2006 ESPP?

A. If approved by our stockholders at the special meeting of stockholders, we anticipate that the 2006 ESPP will accumulate funds from participant payroll deductions during four quarterly “offering periods,” and purchase new class A preferred stock or new common stock (as determined by the compensation committee of the board of directors) on the last day of each such offering period. Each offering period will last for three months, beginning on or about April 1, July 1, October 1 and January 1 of each year, except for the first offering period, which will begin and end on dates determined by the compensation committee.

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Q124. What will be the purchase price at which shares are purchased under the 2006 ESPP? Will there be any holding period imposed with respect to shares acquired under the 2006 ESPP?

A. The purchase price per share will be 85% of the fair market value of the stock on the applicable purchase date. The company’s compensation committee has the authority to change the purchase price within a range of 85% to 100% of the fair market value of the stock on the offering date or the purchase date. The fair market value of the stock will generally be the closing sales price of our new common stock. We expect the compensation committee will establish a required holding period of one year for shares acquired under the 2006 ESPP.

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Q125. If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP?

A. Yes. Limitations on re-enrollment after withdrawing from the 2004 ESPP do not carry over from one plan to the next. However, the 2006 ESPP sets forth customary re-enrollment limitations as described in the draft 2006 Employee Stock Purchase Plan attached as Annex D to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

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Tax Q&A
Q126. What are the anticipated tax consequences of the merger and the IPO for foreign stockholders?

A. Although a U.S. holder of class A common stock or class B common stock is not expected to recognize gain or loss upon the exchange of such class A common stock or class B common stock solely for new class A preferred stock pursuant to the merger, these transactions may be taxable for foreign stockholders. Please consult your advisors regarding your specific situation. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

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Q127. How will the merger and the IPO impact the tax basis of my stock?

A. If you are a U.S. stockholder, your tax basis in the new class A preferred stock you receive in the merger will equal the split adjusted tax basis of the class A common stock or class B common stock you surrender in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

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Q128. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses?

A. If you are a U.S. resident, for purposes of determining whether you have met the holding period requirement for long-term capital gains, the time period you own the new class A preferred stock you receive in the merger will include the time you held the class A common stock or class B common stock you surrendered in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

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Q129. How will the special dividend be taxed?

A. For U.S. stockholders, the special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (EAP), as determined under federal income tax principles. However, if the special dividend is treated as an additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. Any dividends in excess of current or accumulated EAP may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your OLD SAIC common stock. We believe SAIC’s current or accumulated EAP, as of the effective date of the IPO, will exceed the projected dividend amount, and therefore the entire special dividend will be paid from current or accumulated EAP. We will issue information reports to Old SAIC stockholders and the IRS after the end of the calendar year in which the special dividend is paid, advising as to how much of the special dividend is paid from our current or accumulated EAP and, therefore, constitutes taxable dividend income to you. The federal income tax rate applicable to the dividend will vary depending on a number of factors. For further information about the tax consequences of the special dividend and the tax rates that may be applicable to you, please see “Material Federal Income Tax Consequences to Stockholders” in New SAIC’s Registration Statement on Form S-4 filed with the SEC and Questions 130 and 131 of the Supplemental Q&A.

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Q130. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable dividend tax treatment?

A. Holders of Old SAIC common stock who are individual U.S. residents and satisfy a holding period requirement with respect to their Old SAIC common stock generally will be subject to federal income taxation at a maximum rate of 15% on the special dividend. To satisfy the holding period requirement, you must hold your Old SAIC common stock for a period of at least 61 days of the 121-day period beginning 60 days before the record date of the special dividend. Dividends paid on Old SAIC common stock held in the SAIC Retirement Plan are not eligible for this dividend tax treatment. Such dividends are treated as nontaxable investment income of a qualified retirement plan and accordingly are generally taxable as ordinary income when distributed by the plan to the plan participant. See Question 89 of the Supplemental Q&A.

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Q131. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Updated 25 July 2006

A. Yes. The special dividend payable on vested, directly-held stock will be taxable at the maximum rate of 15%. However, unless the participant has filed an election under Section 83(b) of the Internal Revenue Code, dividends payable on unvested stock will be taxable at ordinary income rates. In addition, dividends payable on stock held in the non-qualified stock deferral, or “rabbi trust,” plans will be taxable at higher ordinary income rates and will not be subject to the maximum rate of 15%.

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Q132. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock?

A. No. IRS rules require that the section 83(b) election must have been filed with the IRS within 30 days after the award date. This form must have been received by the SAIC Tax
Department within 25 days of the award date in order to meet the IRS’s 30-day deadline.
Therefore, if you had not previously made a section 83(b) election at the time the shares were awarded, you will not be able to do so now.

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Q133. Will the proposed IPO impact how gains upon exercise of stock options are taxed?

A. No. The proposed IPO will not impact how gains on exercise of stock options are calculated or taxed. For tax purposes, the difference between the exercise price and the value at the time of exercise (otherwise known as the stock option “discount”) is reported as compensation income and will be included in your year-to-date gross wages in a subsequent paycheck. Regardless of how the stock option is exercised (cash or stock-for-stock), withholdings for FICA, federal, state and local taxes are due on the discount at the time of exercise. These withholding amounts will be added to your year-to-date withholdings at the same time the compensation adjustment is made to your total earnings. The gain and the withholding amounts will be included in the wages and withholding figures reported on your
W-2 for the calendar year.

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Financial Hardship Q&A

Q134. Can I still request loans, hardship withdrawals or distributions from the SAIC
Retirement Plan (formerly the 401(k) plan and ESRP) before the merger and the IPO?
What about during the transfer restriction periods?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the plan’s provisions for loans, withdrawals and distributions. For information concerning or applying for a hardship withdrawal, please call a Vanguard Participant Services associate at
800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

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Q135. Will the transfer restrictions on the new class A preferred stock prevent SAIC from continuing its Financial Hardship Policy on directly held shares after the merger and IPO?

A. No. The sale transfer restrictions do not apply to private transactions. We intend to continue our Financial Hardship Policy as described on ISSAIC or available through our
General Counsel’s office after the merger and the IPO.

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Range of the Special Dividend

Q136. What is the new range of the special dividend? Added 25 July 2006

A. The range of the dividend has been changed from approximately $8 to $10 per share of Old
SAIC class A common stock to approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock to approximately $200 to $300 per share of Old SAIC class B common stock. (Please see Question 30 of the Supplemental Q&A.)

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Q137. Why was the range of the special dividend changed? Added 25 July 2006

A. At its July 14th meeting, the board of directors reevaluated the company’s capital needs and the range of the special dividend in light of our current schedule for completing the IPO.
You’ll recall that we announced a proposed special dividend range of $8 to $10 per share of
Old SAIC class A common stock approximately one year ago when we filed our initial Form
S-4. During this time, we generated excellent cash flow from operations due to the hard work of our employee-owners. Also, the amount of stock repurchased over this period by the company in the limited market and retirement plan trades has not exceeded the company’s estimates. Further, assuming we complete the IPO in late September or early October, we will no longer need to hold limited market trades, freeing up large cash balances retained in the past to provide the liquidity of future limited market trades. Given these conditions, the board decided to increase the range of the special dividend to $10 to $15 per share of Old SAIC class
A common stock in order to maximize shareholder value.

The size of the special dividend is designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO.

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Q138. Will the increase in the size of the dividend impact our ability to have enough capital to meet our strategic needs? Added 25 July 2006

A. If the board ultimately declares the dividend at the high end of the range ($15 per share of
Old SAIC class A common stock), after completion of the IPO and payment of the dividend, the company will continue to have a strong balance sheet. In addition, the company will have significant borrowing capacity under our recently renewed $750 million credit facility. We also will have publicly traded stock that could be used as currency to complete acquisitions. In summary, we believe that the company will have the necessary capital to execute its strategic plan after payment of a special dividend in the range of $10 to $15 per share of Old SAIC class A common stock.

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Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and
SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http:/
/www.sec.gov. The forward-looking statements speak only as of the date made. Neither
Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science
Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International
Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov.
Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications
International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121,
Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation Science Applications International Corporation, SAIC, Inc.
and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications
International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International
Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/
prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point
Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to
SECfilings@saic.com.